UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Molly B Industries, LLC

Legal status of issuer

Form
Limited Liability Company

Jurisdiction of Incorporation/Organization
California

Date of organization
May 6, 2015

Physical address of issuer
3952 Jewell St, Unit P106, San Diego, CA 92109

Website of issuer
http://frommollywithlove.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
 Crowd Note

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑   Yes
☐   No

Oversubscriptions will be allocated:
☐   Pro-rata basis
☑   First-come, first-served basis
☐   Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
May 11, 2018

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
2

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$7,307	$1,335
Cash & Cash Equivalents	$1,026	$1,335
Accounts Receivable	$6,281	$0
Short-term Debt	$29,194	$16,871
Long-term Debt	$0	$0
Revenues/Sales	$184,152	$5,500
Cost of Goods Sold	($103,115)	($5,095)
Taxes Paid	$0	$0
Net Income	($719)	($22,256)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
March 7, 2018

Molly B Industries, LLC



FROM MOLLY

WITH LOVE

Up to $1,070,000 of Crowd Notes

Molly B Industries, LLC dba From Molly With Love ("From Molly With Love", the "Company," "we," "us", or "our"), is offering up to $1,070,000 worth of Crowd Notes of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by May 11, 2018. The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $175,000 under the Combined Offerings (the "Closing Amount") by May 11, 2018, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to May 11, 2018, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $500 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2018.

Once posted, the annual report may be found on the Company's website at http://frommollywithlove.com/annualreport

The Company must continue to comply with the ongoing reporting requirements until:
(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: http://www.seedinvest.com/from.molly.with.love

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Molly B Industries, LLC is a California Limited Liability Company, formed on May 6, 2015. The Company is currently also conducting business under the name of From Molly With Love.

The Company is located at 3952 Jewell St, Unit P106, San Diego, CA 92109.

The Company's website is http://frommollywithlove.com.

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://www.seedinvest.com/from.molly.with.love and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Crowd Note being offered	$25,000
Maximum amount of Crowd Note	$1,070,000
Purchase price per Security	Determined in conjunction with a broker-dealer.
Minimum investment amount per investor	$500
Offering deadline	May 11, 2018
Use of proceeds	See the description of the use of proceeds on page 11 hereof.
Voting Rights	See the description of the voting rights on pages 10 and 13.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's cash position is relatively weak. The Company currently has only $1,026 in cash balances as of December 31, 2017. This equates to 0 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive beauty space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Molly Beane. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Molly Beane and Sydney Owen Williams, the Co-Founders of From Molly With Love, currently do not have employment agreements in place. Employment agreements typically provide protections to the Company in the event of an employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Molly or Sydney were to leave From Molly With Love, the Company might not have any ability to prevent her direct competition, or have any legal right to intellectual property created during her employment. There is no guarantee, however, that such an agreement will be entered into.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $22,975 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units of membership in the Company, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 99.86% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under California law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Risks Related to the Securities

The Crowd Notes will not be freely tradable until one year from the initial purchase date. Although the Crowd Notes may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Crowd Notes. Because the Crowd Notes have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Crowd Notes have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the Crowd Notes may also adversely affect the price that you might be able to obtain for the Crowd Notes in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

We are selling convertible notes that will convert into shares or result in payment in limited circumstances. These notes do not have a maturity date and only convert or result in payment in limited circumstances. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of two times their purchase price or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet to-be-determined class of preferred stock. The notes will convert at a discount of 20%, or based on a $4,000,000 valuation cap, meaning investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $4,000,000 valuation cap, so you should not view the $4,000,000 as being an indication of the Company's value. If you choose to invest, you should be prepared that your notes will never convert and will have no value.

We have not assessed the tax implications of using the Crowd Note. The Crowd Note is a type of debt security that does not include a set maturity date. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the Crowd Note can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

The Crowd Note contains dispute resolution provisions which limit your ability to bring class action lawsuits or seek remedy on a class basis. By purchasing a Crowd Note this Offering, you agree to be bound by the dispute resolution provisions found in Section 6 of the Crowd Note. Those provisions apply to claims regarding this Offering, the Crowd Notes and possibly the securities into which the Crowd Note are convertible. Under those provisions, disputes under the Crowd Note will be resolved in arbitration conducted in Delaware. Further, those provisions may limit your ability to bring class action lawsuits or similarly seek remedy on a class basis.

You may have limited rights. The Company has not yet authorized preferred stock, and there is no way to know what voting rights those securities will have. In addition, as an investor in the Regulation CF offering you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights and you will not have the right to automatically participate in future offerings, and therefore not have the same anti-dilution protections as Major Investors.

You will be bound by an investment management agreement which limits your voting rights. As a result of purchasing the notes, all Non-Major Investors (including all investors investing under Regulation CF) will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

BUSINESS

Description of the Business

From Molly With Love is an all-natural skincare/indie beauty startup based in San Diego. We have a unique intersectional and inclusive brand narrative that's rooted in justice. It sets us apart from other companies in a competitive market. Instead of capitalizing on our customers' insecurities like nearly every other beauty brand, we empower them to eschew harmful beauty standards.

Business Plan
Future plans for our business include: securing lab outsourcing; finalizing logistics outsourcing; obtaining EU certification; packaging refresh; and partnering with one big box retailer.

The Company's Products and/or Services

Product / Service	Description	Current Market
All-natural personal care products	We have about 40 SKUs in the following categories: Face –this includes cleansers, toners, moisturizers, oils; Body –bath salts & body scrubs; Life –chakra sprays for meditation, yoga mat cleaners	Socially-conscious beauty consumers

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Our customers are socially-conscious beauty consumers.

Intellectual Property
The Company is dependent on the following intellectual property: None

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 44.50% of the proceeds, or $11,125, towards offering expenses;
- If the Company raises the Closing Amount, it will use 12.79% of the proceeds, or $22,375, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use 8.36% of the proceeds, or $89,500 towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	$ of Target Amount Raised	% if Closing Amount Raised	$ of Closing Amount Raised	% if Maximum Amount Raised	$ of Maximum Amount Raised
Staffing	40%	$5,550	40%	$61,050	40%	$392,200
Marketing & Sales	25%	$3,469	25%	$38,156	25%	$245,125
Scaling Production and Logistics / Increasing Margins	35%	$4,856	35%	$53,419	35%	$343,175

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Molly Beane	Co-Founder and CEO (2016–present)	Public Relations Executive: 2007 - 2016
Sydney Williams	Chief Marketing Officer (2018 - Present)	Marketing Executive: 2007 - 2018

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to California law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 2 employees in California.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Units	10,000,000	Any action that may or that must be taken by the Members will be by a vote of the Majority-in-Interest, except for actions pursuant to the Act which require the unanimous consent of the Members.	Each holder of units will vote in proportion to its percentage interest in the Company.	100%	None.

The Company has the following debt outstanding: $28,562 in credit card balance as of December 2017.

Ownership
A majority of the Company is owned by one person. That person is Molly Beane.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Molly Beane	9,886,000 units	98.86%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Established on May 6, 2015, Molly B Industries, LLC ("the Company") is a limited liability company that markets and sells all- natural skincare and beauty products with a unique intersectional and inclusive brand narrative. Instead of capitalizing on the Company's customers' insecurities like nearly every other beauty brand, the Company empowers them to eschew harmful beauty standards.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,026 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years: None.

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The Crowd Notes sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing raising of not less than $1,000,000).
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.

The price at which the Crowd Notes sold in this Offering will convert will be:

- At a discount of 20% to the price in the qualified equity financing, subject to a $4,000,000 valuation cap, if the conversion takes place after the qualified equity financing; or
- If conversion takes place prior to a qualified equity financing, the greater of twice the outstanding principal of the Crowd Notes, or the amount of stock the Crowd Notes would convert into under the valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the Crowd Notes accrue an annual interest rate of 5%, compounded quarterly.

The securities into which the Crowd Notes in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $175,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $500. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

All Non-Major Investors of Crowd Notes will be bound by an investment management agreement. This agreement will limit your voting rights and at a later time may require you to convert your future preferred shares into common shares without your consent. Non-Major Investors will be bound by this agreement, unless Non-Major Investors holding a majority of the principal amount outstanding of the Crowd Notes (or majority of the shares of the preferred equity the notes will convert into) held by Non-Major Investors vote to terminate the agreement.

Securities Sold Pursuant to Regulation D

The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Crowd Notes in the Regulation D offering convert under similar terms to the Crowd Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the Crowd Note. Major Investors in those Crowd Notes will be entitled to participation rights in future offerings of equity securities up to the purchase price of their Crowd Notes and will be considered Major Investors, to the extent that concept exists, in those offerings. Further, Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Dilution

Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Transfer Agent
We have selected VStock Transfer, LLC, an SEC-registered securities transfer agent, to act as our transfer agent upon conversion of the Crowd Notes.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms
The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons: Not Applicable.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: Not Applicable.

OTHER INFORMATION

Bad Actor Disclosure

None

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Crowd Note. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $100,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $100,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $100,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:
1. The Company becomes a fully-reporting registrant with the SEC
2. The Company has filed at least one annual report, but has no more than 300 shareholders of record
3. The Company has filed at least three annual reports, and has no more than $10 million in assets
4. The Company or another party repurchases or purchases all the Securities sold in reliance on Section 4(a)(6) of the 1933 Act
5. The Company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:
1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Molly Beane
_____
(Signature)

Molly Beane
_____
(Name)

CEO and Managing Member
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Molly Beane
_____
(Signature)

Molly Beane
_____
(Name)

CEO and Managing Member
_____
(Title)

March 7, 2018
_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

MOLLY B INDUSTRIES, LLC

A California LLC

Financial Statements (unaudited) and

Independent Accountants' Review Report

For the years ended December 31, 2017 and 2016

MOLLY B INDUSTRIES, LLC

Table of Contents



INDEPENDENT ACCOUNTANT'S REVIEW REPORT


A Professional Limited Liability Company

To Management of Molly B Industries LLC
3952 Jewell St. Unit P106
San Diego, California 92109

We have reviewed the accompanying financial statements of Molly B Industries, LLC ("the Company"), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and changes in member's equity (deficit), and cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

As disclosed in Note 2 of the financial statements, Molly B Industries, LLC relies heavily on outside sources to fund operations, has significant accumulated deficits, and lacks significant history of positive results of operations. Accordingly, substantial doubt is raised about Molly B Industries, LLC's ability to continue as a going concern.

Fruci & Associates II, PLLC

Fruci and Associates II, PLLC
Spokane, WA

March 2, 2018

Members of:
WSCPA
AICPA
PCPS

802 North Washington
PO Box 2163
Spokane, Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

Molly B Industries, LLC
Balance Sheets
As of December 31, 2017 and 2016
(unaudited)

ASSETS

	2017		2016	
Current assets:				
Cash and cash equivalents	$	1,026	$	1,335
Accounts recievable		6,281		-
Total current assets		7,307		1,335
Total assets	$	7,307	$	1,335

LIABILITIES AND MEMBER'S EQUITY

	2017		2016	
Liabilities:				
Accounts payable and accrued expenses	$	29,194	$	16,871
Total current liabilities		29,194		16,871
Total liabilities		29,194		16,871
Commitments and contingencies		-		-
Member's Equity:				
Member contributions		22,075		8,266
Member distributions		(20,987)		(1,546)
Accumulated deficit		(22,975)		(22,256)
Total members' equity		(21,887)		(15,536)
Total liabilities and member's equity	$	7,307	$	1,335

See independent accountants' review report
The accompanying notes are an integral part of these financial statements

Molly B Industries, LLC
Statements of Operations
For the years ended December 31, 2017 and 2016
(unaudited)

	2017	2016
Sales, net	$ 184,152	$ 5,500
Cost of sales	(103,115)	(5,095)
Gross margin	81,037	405
Expenses:		
General and administrative	39,539	2,340
Professional fees	21,956	20
Advertising expenses	16,136	20,301
Rent	4,125	-
Total operating expenses	81,756	22,661
Net income (loss)	$ (719)	$ (22,256)

Molly B Industries, LLC
Statements of Member's Equity (Deficit)
For the years ended to December 31, 2017 and 2016
(unaudited)

	Contributions	Distributions	Accumulated Deficit	Total Member's Equity
Balance - December 31, 2015	$ -	$ -	$ -	$ -
Member Contributions	8,266			8,266
Member Distributions		(1,546)		(1,546)
Net Loss			(22,256)	(22,256)
Balance - December 31, 2016	**8,266**	**(1,546)**	**(22,256)**	**(15,536)**
Member Contributions	13,809		-	13,809
Member Distributions		(19,441)		(19,441)
Net Loss			(719)	(719)
Balance - December 31, 2017	**$ 22,075**	**$ (20,987)**	**$ (22,975)**	**$ (21,887)**

See independent accountants' review report

The accompanying notes are an integral part of these financial statements

Molly B Industries, LLC

Statements of Cash Flows

For the years ended December 31, 2017 and 2016

(unaudited)

	2017	2016
Cash flows from operating activities:		
Net income (loss)	$ (719)	$ (22,256)
Change in assets and liabilities		
Accounts receivable	(6,281)	-
Accounts payable and accrued expenses	12,323	16,871
Net cash provided by (used in) operating activities	5,323	(5,385)
Cash flows from financing activities:		
Contributions from member	13,809	8,266
Distributions to member	(19,441)	(1,546)
Net cash provided by (used in) financing activities	(5,632)	6,720
Net increase (decrease) in cash	(309)	1,335
Cash and cash equivalents at beginning of period	1,335	-
Cash and cash equivalents at end of period	$ 1,026	$ 1,335
Supplemental cash flow information:		
Cash paid during the period for:		
Interest	$ -	$ -

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Established on May 6, 2015, Molly B Industries, LLC ("the Company") is a limited liability company that markets and sells all-natural skincare and beauty products with a unique intersectional and inclusive brand narrative. Instead of capitalizing on the Company's customers' insecurities like nearly every other beauty brand, the Company empowers them to eschew harmful beauty standards.

The Company is based out of San Diego, California and was organized as a perpetual limited liability company with Molly Beane as its managing, and sole, member.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2017 and 2016, the Company recognized $16,136 and $20,301 in advertising costs, respectively.

Shipping & Handling

Fees related to shipping and handling costs of products are expensed as incurred. Shipping and handling costs recognized during the years ended December 31, 2017 and 2016, totaled $19,794 and $0, respectively.

Revenue Recognition

The Company recognizes revenue only when all the following criteria have been met:
- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company primarily recognizes revenue from sales of its skin-care and beauty products through various online platforms. Sales revenue is recorded upon delivery to the customer. Returns of products are recorded upon the Company's receipt of returned goods.

Accounts Receivable

The Company assesses its receivables based on historical loss patterns, aging of the receivables, and assessments of specific identifiable customer accounts considered at risk or uncollectible. The Company also considers any changes to the financial condition of its customers and any other external market factors that could impact the collectability of the receivables in the determination of the allowance for doubtful accounts. The Company has determined that an allowance against its accounts receivable balances was not necessary as of December 31, 2017 or 2016. Receivables for the years ended December 31, 2017 and 2016, were $6,281 and $0, respectively.

Income Taxes

As a limited liability company, the Company is not a taxpaying entity for federal income tax purposes. Accordingly, the Company's taxable income or loss is allocated to its members in accordance with their respective ownership percentage. Therefore, no provision for income taxes has been included in the accompanying financial statements. The Company files income tax returns in the U.S. federal jurisdiction and various state jurisdictions, as applicable.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2017 and 2016, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that at times may exceed federal insured limits.

Cost of Goods Sold/Inventory

The Company purchases individual material necessary to formulate final goods on an as-needed basis based on received purchase orders. The cost to acquire these products are expensed as cost of goods sold in the period the associated final goods are delivered to the customer. As necessary materials are purchased on an as-needed basis, the Company does not tend to hold significant levels of inventory at any given time. There was no significant inventory held by the Company at either December 31, 2017 or 2016.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

NOTE 2 –BASIS OF REPORTING – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $22,975 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units of membership in the Company, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

NOTE 3 – SUBSEQUENT EVENTS

Management has evaluated subsequent events through March 2, 2018, the day these financial statements were available to be issued. No material subsequent events noted.

EXHIBIT C
PDF of SI Website





FROM MOLLY
SACRAL
THROAT
HEART
SOLAR PLEXUS
COCOA ROSE
PROBIOTIC DEODORANT
ARGAN OIL
THIRD EYE
ALL NATURAL
SUN SALUTE
CROWN
ROSE HIP SEED
WHITE SAGE
PACIFIC BEACH
ROOT
MEDITATE
WILD ROSE
MARACUJA OIL
SLEEPING BEAUTY
BEAUTY OIL
SOOTHE
ROSEWATER

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From Molly With Love

Redefining beauty standards with all-natural skincare for the modern woman [Edit Profile]

$500	**$4,000,000**	**Crowd Note**
Minimum	Valuation cap	**Security Type**

Purchased securities are not currently tradeable. Expect to hold your investment until the company lists on a national exchange or is acquired.

From Molly With Love is offering securities under both Regulation D and Regulation CF through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation D and Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, the contents of the Highlights, Term Sheet sections have been prepared by SI Securities and shall be deemed broker-dealer communications subject to FINRA Rule 2210 (the "Excluded Sections"). With the exception of the Excluded Sections noted above, this profile contains offering materials prepared solely by From Molly With Love without the assistance of SI Securities, and not subject to FINRA Rule 2210 (the "Issuer Profile"). The Issuer Profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures. The contents below are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

2017 Gross Margins

44%

SKUs

40+

- Generated $180,000+ in sales in first year (2017)



> Products sold in 100+ retailers in 30 states and 5 countries

> Retailers include Cosmopolitan Resort Las Vegas, Amazon Prime Now, The Detox Market, and more

> 3000%+ increase in income (2016-2017)

> Advisors include Steve Garcia and Steve Gomez

> Round Size: US $1,070,000

> Raise Description: Seed

> Minimum Investment: US $500 per investor

> Security Type: Crowd Note

> Valuation Cap: US $4,000,000

> Target Minimum Raise Amount: US $175,000

> Offering Type: Side by Side Offering

"Companies in the beauty industry are missing a vital opportunity in today's political climate. The modern woman is waking up. She no longer wants to be treated like an object. She demands more from the companies she shops from. We're here to give her what she's asking for." - Molly Beane, Founder & CEO of From Molly With Love

The Problem:

You don't have to identify as a woman to understand our struggles with body image and standards of beauty.

From the time we are children, women internalize a toxic and unrealistic beauty standard. This beauty standard is a currency. If you fit the mold, you are free to move through society with greater ease than the women who don't.

To make matters worse, the products marketed to women are often loaded with harmful chemicals. 60 percent of what you put ON your skin gets directly absorbed into your bloodstream.

And because the cosmetics industry regulations have been largely unchanged since 1938, much of what we slather onto our body's largest organ contains carcinogenic and hormone-disrupting chemicals like SLS, Parabens, Phthalates, Aluminum, Petroleum.

It's like we're being poisoned – mentally and physically. We deserve better.

The From Molly With Love Solution:

Our company is the antidote to this "Beauty Industrial Complex." We are an all-natural beauty brand that eschews harmful beauty standards and empowers their customers, instead of profiting from their insecurities.

Our high-performing artisan skincare and personal care products are beautiful tools for self-care and our marketing is intersectional, inclusive, and unapologetically feminist.

Pitch Deck



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Product & Service

From Molly with Love: Clean beauty products for the modern woman

We believe that companies in the beauty industry are missing a vital opportunity to empower their customers, especially in today's political climate.

We recognize the opportunity to make lasting change in women's lives and we contribute to that opportunity in two ways: Products and Education.

By providing high-performing skincare products with 100% all natural ingredients, we empower our customers to use products that are not only safe, but actually good for their body.

By identifying the toxic messages we've been internalizing and pointing out the sneaky ways beauty companies profit from our insecurities, we empower our customers to redefine what it means to be and feel beautiful, and to shop with a brand that sees them, hears them, and is here for them.

By approaching our marketing and advertising from an inclusive, intersectional, and unapologetically feminist foundation, we are setting the example for other beauty brands and other industries to follow. As a company, it is our duty to ensure everyone has a place at our proverbial table.

These three factors combined are a recipe for business success.

We are passionate about helping women to resist toxic messages, fortify themselves with #radicalselfcare, and then supplying them with high-performing skincare products with 100% all-natural ingredients. Our customers can know that everything we sell is not only safe, but actually good for their body.

OUR 40+ SKUs:

- **FACE:** we offer high-performing cleansers, toners, moisturizers, facial oils, K-Beauty-style essences and more
- **BODY**: bath salts, body scrubs, and more.
- **LIFE:** a full line of chakra aromatherapy sprays and our best selling "cult product:" White Sage Smudge Spray, inspired by the Native American tradition of "smudging" to clear negative energy.

Our line is beautiful, ultra-curated for the modern woman, and priced strategically. From Molly With Love products perform 'as-good' or better than the competition, and they're priced so that they're accessible to everyone.

OUR CUSTOMER:

Our customer is today's modern millennial woman. She is waking up and no longer wants to be sold "anti-aging" creams, skin-lightening potions, or products containing carcinogenic ingredients. She wants to see REAL people in advertisements; people who look like her.

Fifty-three percent of beauty buyers say "all-natural" is important in their buying habits. Eighty-six percent of the "resistance" are women and millions participated in the Women's March. Combine these two audience groups -- and the sweet spot in the middle is our customer.

"Skincare has never been my thing, but at the time I came across From Molly With Love, I was looking for a safe alternative to OTC deodorant. Molly told me about her Probiotic deodorant and I picked up one to take with me on a backpacking trip cross Catalina Island. Four days of strenuous hiking, no showers, and I didn't smell. I was a believer in the brand from that moment on." Sydney W, San Diego, CA

"I am 60 years old and live in central Florida. I've been using the Rosewater cleanser, Soothe toner, and Beauty Oil as part of a new facial routine. In just a few weeks since I got the products, my skin is not as red as it usually is, and my nose is not shiny anymore. The size of pores is smaller and I don't "see" blackheads all over my nose. My eyelids are usually scaly and dry this time of year but not anymore." - Lisa O, Orlando, FL

OUR MARKET OPPORTUNITY:

Timing is everything.

Let's be clear, empowering women is "on trend" right now and provides fertile ground for our audacious message.

And this movement to ensure women have equal opportunities is not going away.

Our mission to empower women, free them of the toxic beauty standards set forth by beauty companies, and offer products that are high-performing and a healthy alternative to chemical-laden products will extend well beyond this administration.

To boot, natural and "organic" beauty products are en vogue, and indie beauty is more popular with retailers like Sephora, Target, and Nordstrom rushing to get in with these brands.

The $121 billion skincare market is growing fast - but the natural & organic segment is growing faster (10% CAGR thru 2025). Globally, the US is the largest market and APAC is growing the fastest (From Molly With Love already has a distributor in Asia-Pacific).

OUR SALES CHANNELS:

- **WHOLESALE**: Boutiques, chains, and mass-market retail.

- **ECOMMERCE**: Our website and online marketplaces like Etsy and Amazon

Gallery





Face & Body Products. **A selection of From Molly With Love skincare products.**

Media Mentions




Team Story

Two months before starting From Molly With Love, Molly Beane was jobless and in rehab for alcoholism. This company began as a way to Molly to care for herself after battling addiction and mental illness. She'd been experimenting with skincare formulations for years, but never thought she could turn it into a business. She started adopting little rituals to heal herself – meditating in the morning, taking the time to savor a nightly skincare ritual, indulging in long and steamy showers, and more. From those rituals, and her newfound self-love, From Molly With Love was born.

The company then took off in August 2016 as a kitchen table business on Etsy. In less than 18 months, we have grown into a professional brand with international distribution (100+ wholesale partners and counting). We've grown revenue over 3000% in year one and have inked deals with partners such as the Cosmopolitan Resort in Las Vegas and Amazon Prime Now.

Founders and Officers



Molly Beane
FOUNDER & CEO

Molly Beane is the founder and CEO of clean beauty/natural skincare startup From Molly With Love. After a decade-long career in marketing, she started the company two months after her "rock bottom" in rehab in 2016. Since starting as an Etsy-based kitchen-table startup, Molly has grown the company 3000%. Today, From Molly With Love products are carried in more than 100+ retailers with international distribution. Major customers are the Cosmopolitan Resort in Las Vegas, the Detox Market, Amazon PrimeNow, and many others.

Molly is passionate about ending beauty shaming and encouraging radical self-care.

Prior to starting From Molly With Love, Molly spent 10 years in marketing, working for PR agencies and as communications director of the Solar program at the U.S. Department of Energy in Washington, DC. She has been featured in Huffington Post, Thought Catalog, BuzzFeed, Forbes, and many more national publications. In 2014, the San Diego Business Journal named Molly one of the top 25 emerging leaders under 30.

In her free time, Molly is active in various local community groups with her husband Jordan who is running for a seat on San Diego's city council. Just for fun, she's a certified yoga instructor and a Reiki master. You can find her at http://frommollywithlove.com, @frommollywithlove, and just about everywhere on social media.



Sydney Owen Williams
CO-FOUNDER & CMO

For the majority of her career, Sydney Williams has been trying to find a box to fit in. After being diagnosed with Type 2 Diabetes in September 2017, she stopped looking for the box and realized that only she could give herself permission to continue to carve her own way through the world. Her career path is not a straight line, and over the past 12 years, she's spent time diving deep into various industries and connecting the dots between them.

CAREER HIGHLIGHTS:

"Born and raised" at Weber Shandwick, one of the largest global PR/Marketing firms, Sydney cut her teeth as a digital marketer as the voice of the Wienermobile on Twitter, and helped Oscar Mayer to launch their digital portfolio.

In early 2010, prior to speaking at SXSW Interactive with a group of her peers on a panel about "Why Gen-Y wants to work WITH you, vs. FOR you" - Sydney made a tandem skydive. By July 2010, Sydney was a USPA licensed skydiver and started to figure out how to shift her world around this new piece of her life.

The end of a quick stint with W2O Group in Austin as an Analytics Associate would put Sydney back in the Chicago area. In 2011, she joined Chicagoland Skydiving Center as the Director of Marketing, PR, and Events. Since skydiving is a seasonal business in most of the country, Sydney started looking for opportunities to work in the sport year-round, and landed at Skydive Elsinore in southern California.

During her time with SDE, Sydney owned all marketing efforts, events, managed commercial production jobs, recruited & managed sponsored athletes, and was a competitor skydiver herself.

In late 2015, Sydney reconnected with W2O Group, this time as an account director, where she would lead the go-to-market strategy and launch for Velv, a wine oxygenator. She was day-to-day client lead for Comcast California, NBC, the Gordon & Betty Moore Foundation (founder of Intel's charitable organization), Neodyne Biosciences and several other small projects. While at W2O Group, she also served as a member of the Global Brands West/Central US Leadership Team.

FROM MOLLY WITH LOVE

Sydney has recently joined From Molly With Love as Co-Founder & CMO after serving as a sounding board for Molly since she launched the brand in August 2016. As FMWL grows, Sydney will lead Customer Service and Wholesale Partnerships, in addition to her role as CMO. Through collaboration with Molly, Sydney is excited to scale the business and expand on the truly incredible work Molly has done to create and grow the company.

Sydney lives in San Diego with her husband Barry and two dogs. Outside of office hours, Sydney is a student at Finest City Improv, a diabetes advocate, and enjoys any and all activities on the water, especially paddleboarding.

Notable Advisors & Investors



Steve Gomez



Steve Garcia

Q&A with the Founder

Q: Please give me a brief intro of the company.

From Molly With Love: We're an all-natural skincare company, which started Aug 2016 on Etsy. In Nov 2016, we were seeing good traction, so I invested in proper branding and a brand narrative. Indie/Clean beauty is a huge trend and the space is pretty competitive, so I knew I had to do more than just have a product line. Our goal is to empower customers rather than profiting off theirinsecurities. Since we launched this message, it has been a major game changer (not to mention the timing has been good due to the political environment). We also focus on beautiful packaging and a robust product line. The MVP has done really well. Last month we did almost $38K in revenue and are now in 30+ states, 100+ retail outlets, 4 countries, and we have a pipeline to grow.

Q: What is the current supply chain/manufacturing process?

From Molly With Love: Currently everything is handmade in my home (where I have dedicated production rooms to comply with best standards policies) but we are already exploring outsourcing for 2018 – I am having conversations with several labs now who are building samples for us with low volume minimums since we have 40 SKUs. Within this collection, with the exception of the oil products, the formulations were created and mixed by me. With these labs I am sending my formulas and they are creating samples for me to test & adjust before outsource production selection.

Q: What is the current sales mix?

From Molly With Love: About 60/40 wholesale to ecommerce. In the past 2 months, this split as been closer to 70/30 as we partnered with a large chain in Hong Kong that has been placing orders of about $10K each month, but once we secure funding and are able to market our ecommerce site, the split should return to 60/40. In terms of wholesalers, we are getting 2-3 new requests daily. While this will probably slow after the holidays, I still expect a minimum of 1/week. We will be at a trade show in January where we expect to get good traction.

Q: What are the costs associated with the labs & logistics?

From Molly With Love: Their costs per unit are far lower than mine. For our first run, we are ordering 300 products, which will cost $500 plus $250 for the bottles (IE $750 total). In general, the lab gives cost estimates once they have my product formulas and they have created the formulas. From there, the labs will ship the product directly to a logistics company who will also quote us a cost to fulfill our ecommerce and wholesale orders. The turnaround time for outsourced production is 6-8 weeks.

The Q&A with the Founder is based on due diligence activities conducted by SI Securities, LLC. The verbal and/or written responses transcribed above may have been modified to address grammatical, typographical, or factual errors, or by special request of the company to protect confidential information.

Side by Side Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. If you plan on investing less than US $20,000.00, you will automatically invest under the Regulation CF offering type. If you invest more than US $20,000.00, you must be an accredited investor and invest under the Regulation D offering type.

TERMS & DESCRIPTION	REGULATION D - RULE 506(C)	REGULATION CF
Investor Types	Accredited Only	Accredited and Non-accredited
Round description	Seed	Seed
Round size	US $1,070,000	US $1,070,000
Offering cap	N/A	US $1,070,000
Minimum investment	$20,000	US $500



Target minimum	US $175,000	US $175,000
Security type	Crowd Note	Crowd Note
Conversion discount	20.0%	20.0%
Valuation cap	US $4,000,000	US $4,000,000
Interest rate	5.0%	5.0%

PROFILE MENU

Highlights

Overview

Product & Service

Team Story

Q&A with Founder

Term Sheet

Investor Perks

Financial Discussion

Data Room

✉ SeedInvest

Use of Proceeds

If Minimum Amount Is Raised



- ● Scaling production and ...
- ● Marketing & Sales
- ● Staffing

If Maximum Amount Is Raised



- ● Staffing
- ● Marketing & Sales
- ● Scaling production and ...

Investor Perks

We're offering exclusive perks* to the following investors on a first-come, first-serve basis.

- **$1K:** 30% off all From Molly With Love products (through 2018)

- **$5K:** A gift basket containing one of each FMWL product (Plus all perks listed above)

- **$10K:** Access to FMWL's quarterly plans + the opportunity to provide feedback and input. (Plus all perks listed above)

- **$25K:** Dinner with the founder of From Molly With Love (Plus all perks listed above)

- **$50K+:** Exclusive invite to spend a day with the From Molly With Love team in planning meetings. All inclusive. (Plus all perks listed above)



*Perks will become available to investors once the individual's investment has been closed

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Financial Discussion

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

Established on May 6, 2015, Molly B Industries, LLC ("the Company") is a limited liability company that markets and sells all-natural skincare and beauty products with a unique intersectional and inclusive brand narrative. Instead of capitalizing on the Company's customers' insecurities like nearly every other beauty brand, the Company empowers them to eschew harmful beauty standards.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $1,026 in cash on hand as of December 31, 2017 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Valuation

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Risks and Disclosures

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

Cyclical and seasonal fluctuations in the economy, in internet usage and in traditional retail shopping may have an effect on our business. Both cyclical and seasonal fluctuations in internet usage and traditional retail seasonality may affect our business. Internet usage generally slows during the summer months, and queries typically increase significantly in the fourth quarter of each year. These seasonal trends may cause fluctuations in our quarterly results, including fluctuations in revenues.

The Company's cash position is relatively weak. The Company currently has only $1,026 in cash balances as of December 31, 2017. This equates to 0 months of runway. The Company believes that it is able to continue extracting cash from sales to extend its runway. The Company could be harmed if it is unable to meet its cash demands, and the Company may not be able to continue operations if they are not able to raise additional funds.

The Company may be unable to maintain, promote, and grow its brand through marketing and communications strategies. It may prove difficult for the Company to dramatically increase the number of customers that it serves or to establish itself as a well-known brand in the competitive beauty space. Additionally, the product may be in a market where customers will not have brand loyalty.

Failure to obtain new clients or renew client contracts on favorable terms could adversely affect results of operations. We may face pricing pressure in obtaining and retaining our clients. Our clients may be able to seek price reductions from us when they renew a contract, when a contract is extended, or when the client's business has significant volume changes. They may also reduce services if they decide to move services in-house. On some occasions, this pricing pressure results in lower revenue from a client than we had anticipated based on our previous agreement with that client. This reduction in revenue could result in an adverse effect on our business and results of operations.

Further, failure to renew client contracts on favorable terms could have an adverse effect on our business. Our contracts with clients generally run for several years and include liquidated damage provisions that provide for early termination fees. Terms are generally renegotiated prior to the end of a contract's term. If we are not successful in achieving a high rate of contract renewals on favorable terms, our business and results of operations could be adversely affected.

The development and commercialization of our products and services are highly competitive. We face competition with respect to any products and services that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved services and thus may be better equipped than us to develop and commercialize services. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Molly Beane. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of our key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies. We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The consolidation of retail customers could adversely affect us. Retail customers in our major markets may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Molly Beane and Sydney Owen Williams, the Co-Founders of From Molly With Love, currently do not have employment agreements in place. Employment agreements typically provide protections to the Company in the event of an employee's departure, specifically addressing who is entitled to any intellectual property created or developed by those employees in the course of their employment and covering topics such as non-competition and non-solicitation. As a result, if Molly or Sydney were to leave From Molly With Love, the Company might not have any ability to prevent her direct competition, or have any legal right to intellectual property created during her employment. There is no guarantee, however, that such an agreement will be entered into.

Manufacturing or design defects, unanticipated use of our products, or inadequate disclosure of risks relating to the use of the products can lead to injury or other adverse events. These events could lead to recalls or safety alerts relating to our products (either voluntary or required by governmental authorities) and could result, in certain cases, in the removal of a product from the market. Any recall could result in significant costs as well as negative publicity that could reduce demand for our products. Personal injuries relating to the use of our products can also result in product liability claims being brought against us. In some circumstances, such adverse events could also cause delays in new product approvals. Similarly, negligence in performing our services can lead to injury or other adverse events.

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses of approximately $22,975 which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of units of membership in the Company, its ability to commence profitable sales of its products, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events — through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME
> 📁 Pitch Deck and Overview (1 file)
> 📁 Product or Service (11 files)
> 📁 Financials (2 files)
> 📁 Fundraising Round (1 file)
> 📁 Investor Agreements (2 files)
> 📁 Miscellaneous (3 files)



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EXHIBIT D
Investor Deck

SOLAR PLEXUS
CHAKRA SPRAY

FROM MOLLY
WITH LOVE

CROWN
CHAKRA SPRAY

SACRAL
CHAKRA SPRAY

FROM MOLLY
WITH LOVE

FROM MOLLY
WITH LOVE

FROM MOLLY
WITH LOVE

ROSEWATER

SOOTHE



This presentation contains offering materials prepared solely by From Molly With Love without the assistance of SI Securities, and not subject to FINRA Rule 2210. In addition, this presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they are meant for illustrative purposes and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.



THE PROBLEM

- Beauty companies profit from customer insecurities by selling products that "fix" womens' "problem"

- Examples of this: anti-aging serums, lightening creams, and anything that can give you a "bikini body" (whatever that is).



WE SEE THEM

...and they deserve better

"Companies in the beauty industry should seek to EMPOWER their customers instead of profiting from their insecurities."

- MOLLY BEANE,
CEO, FROM MOLLY WITH LOVE



OUR SOLUTION

- Help womxn resist "beauty shaming"
- Meet the growing need for high-performing, artisan, "clean" beauty products
- Feature inclusive & intersectional marketing


OUR
PRODUCTS
FROM MOLLY
WITH LOVE
BEAUTY
OIL
FACIAL OIL
FROM MOLLY
WITH LOVE
HEART
FROM MOLLY
ROSEWATER
FACIAL
CLEANSER
FROM MOLLY
WITH LOVE
WILD
ROSE
CLAY MASK
FROM MOLLY
WITH LOVE
ROSE
HIP SEED
BODY SCRUB
ROSE HIP
CARROT SEED SERUM

OUR PRODUCTS

FACE

BODY

LIFE



OUR CUSTOMER

Combine these two groups and the sweet spot in the middle is our customer.

86% + 53%

...of the "resistance" are women

...of beauty buyers say "all-natural" is important to their buying habits.

OUR OPPORTUNITY

- $121B market size
- Natural & organic beauty market is growing faster than the general beauty category (10% CAGR thru 2025)
- Globally, the natural & organic beauty market will grow to $25.1B
- North America is the largest market, with APAC expected to grow significantly

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OUR EDGE



BRAND NARRATIVE

We're selling empowerment. Our products are simply a vehicle for the message.



COST

Prestige packaging & "experience" but more affordable than competitors. Clean beauty should be accessible to everyone.

WOMEN'S EMPOWERMENT

Just like Zappos is a customer service company that happens to sell shoes, From Molly With Love is a women's empowerment company that just happens to sell beauty products.

BUSINESS MODEL

Wholesale:
- Boutiques
- Chains
- Mass market retail

eCommerce:
- Website
- Amazon
- Etsy



OUR TIMELINE

8-16

Aug 2016: Started on Etsy; made less than $300

1-17

Jan 2017: Landed first wholesale customer

3-17

Mar 2017: Launched eCommerce website & branding

12-17

Dec 2017: Made over $180K in 2017 w/ over 100+ retailers in over 30 states & 4 countries

OUR PERFORMANCE


$92,000
$69,000
$46,000
$23,000
$0
Q3 16
Q4 16
Q1 17
Q2 17
Q3 17
Q4 17

- 2017 revenue: more than $180,000
- **2018 projected revenue: $777,000**
- 2017 margins: 44%

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

OUR TEAM



MOLLY BEANE
Founder & CEO



SYDNEY WILLIAMS
Co-Founder & CMO



STEVE GARCIA
Advisor



STEVE GOMEZ
Advisor

MORGAN HENNINGTON
Operations



AMBER BUSTAMANTE
Production Assistant



JOHNSIE WILSON
Customer Service + Admin



LINDA KUHR
Sales Admin

MAJOR CUSTOMERS

The Cosmopolitan Resort, Las Vegas

The Detox Market

Amazon Prime Now

Cafe Gratitude



OVER 100 RETAIL PARTNERS

DISTRIBUTION IN 30 STATES, 4 COUNTRIES

$180K IN Y1 (2017)

EXHIBIT E
Video Transcript